Stewart McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcDowell@gibsondunn.com

February 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Collins, David Edgar, Jan Woo, Jeff Kauten

Re:	Viant Technology Inc.

Registrant Statement on Form S-1

Filed January 15, 2021

CIK: 0001828791

Ladies and Gentlemen:

On behalf of Viant Technology Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated January 19, 2021 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on January 15, 2021. The Staff’s comments are set forth below, followed by the Company’s responses. The page references in our response correspond to the page numbers of the Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”), which is being filed today.

Registration Statement on Form S-1 filed January 15, 2021

Summary Historical Consolidated Financial Information, page 14

1.

Please revise your disclosures here and on page 78 to present the comparable GAAP measure of net loss as a percentage of gross profit with equal or greater prominence to your non-GAAP measure of adjusted EBITDA as a percentage of revenue ex-TAC. Refer to Question 102.10 of the non-GAAP C&DIs.

We have revised the disclsoure on pages 18 and 85 in response to this comment.

February 1, 2021 Page 2

Key Operating and Financial Performance Metrics

Use of Non-GAAP Financial Measures, page 96

2.

We note in response to prior comment 3 you revised the discussion of adjusted EBITDA to also refer to adjusted EBITDA as a percentage of revenue ex-Tac. However, it remains unclear what a measure of adjusted EBITDA as a percentage of adjusted gross profit is intended to represent and why this measure is useful to investors. Please explain and revise accordingly.

We have revised the disclosure on page 104 in response to this comment.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8322.

Sincerely,

/s/ Stewart L. McDowell

Stewart McDowell

cc:	Sarah Solum, Freshfields Bruckhaus Deringer